# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
[redacted] 丹利街十六號騏利大廈九樓
x: 2827 4836 • E-mail: fw@fairwind.com.hk


02002724

Our Ref.: S/7911/94 LTO/kk

18 JAN 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
JAN 22 2002
167

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 17th January, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

LO Tai On
Director

Encl.
c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Larry Chen
The Bank of New York, 101 Barclay Street, ADR Division, 22nd Floor
West York, N.Y. 10286, U.S.A.

dlw 1/31

File No.82-4177



# CHINA RESOURCES ENTERPRISE, LIMITED

*(Incorporated in Hong Kong under the Companies Ordinance)*

## ANNOUNCEMENT

The Register of Members of the Company will be closed from Saturday, 2nd February, 2002 to Monday, 4th February, 2002 (both days inclusive) for the proposed Special Cash Dividend. The record date for the proposed Special Cash Dividend will be 4th February, 2002.

Reference is made to the announcement dated 16th November, 2001 (the "Announcement") made by China Resources Enterprise, Limited (the "Company") and the circular despatched to the shareholders of the Company dated 20th November, 2001 ("Circular") in relation to the Company's disposal of its 50% interests in Lippo CRE (Financial Services) Limited and certain interests in The HKCB Bank Holding Company Limited ("Disposal"). Unless otherwise provided herein, terms used in this announcement shall have the same meanings as the Announcement.

As stated in the Announcement and the Circular, the Company had declared a Special Cash Dividend of HK$0.25 per share of HK$1.00 each conditional on completion of the Disposal and the Company will make a further announcement in respect of the date for the closure of its register of members to determine the shareholders who will be entitled to the Special Cash Dividend after completion of the Disposal. The Company is pleased to announce that completion for the Disposal took place on 17th January, 2002.

Accordingly, the Company hereby announces that the Register of Members of the Company will be closed from Saturday, 2nd February, 2002 to Monday, 4th February, 2002 (both days inclusive) during which period no share transfers will be registered. In order to qualify for the proposed Special Cash Dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m on Friday, 1st February, 2002. The record date for the proposed Special Cash Dividend will be Monday, 4th February, 2002. The last day of dealing in shares of the Company cum-Special Cash Dividend is expected to be 30th January, 2002. Trading of shares of the Company is expected to be ex-Special Cash Dividend from 31st January, 2002.

By Order of the Board
**CHINA RESOURCES ENTERPRISE, LIMITED**
**Lee Yip Wah, Peter**
*Company Secretary*

Hong Kong, 17th January, 2002

South China Morning Post 18/1/2002



# 華潤創業有限公司

（根據公司條例於香港註冊成立）

## 公佈

本公司將由二零零二年二月二日（星期六）至二零零二年二月四日（星期一）（首尾兩天包括在內）止就擬派特別現金股息暫停辦理股份過戶登記手續。擬派特別現金股息的記錄日期將為二零零二年二月四日。

茲提述華潤創業有限公司（「本公司」）於二零零一年十一月十六日發表的公佈（「該公佈」）以及本公司於二零零一年十一月二十日寄發予股東的通函（「該通函」），該通函的內容乃有關本公司出售其於 Lippo CRE (Financial Services) Limited 的50%權益以及於香港華人銀行集團有限公司持有的若干權益（「出售事項」）。除本公佈另有規定者外，本公佈所用詞彙與該公佈所採用者具有相同涵義。

誠如該公佈及該通函所述，本公司於出售事項完成後就每股面值1.00港元的股份宣派特別現金股息每股0.25港元，而本公司亦將會就暫停辦理股份過戶登記的日期另行發表公佈，以決定於出售事項完成後合資格獲派特別現金股息的股東。本公司欣然宣佈，出售事項已於二零零二年一月十七日完成。

因此，本公司謹此宣佈，本公司將由二零零二年二月二日（星期六）至二零零二年二月四日（星期一）（首尾兩天包括在內）止暫停辦理股份過戶登記手續。為符合資格獲派擬派特別現金股息，股東務須於二零零二年二月一日（星期五）下午四時正前，將所有過戶文件連同有關股票及過戶表格送交標準證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。擬派特別現金股息的記錄日期將為二零零二年二月四日（星期一）。預期本公司股份連同特別現金股息的最後交易日將為二零零二年一月三十日。預期本公司股份將自二零零二年一月三十一日起以除淨特別現金股息的方式買賣。

承董事會命
華潤創業有限公司
公司秘書
李業華

香港，二零零二年一月十七日

Hong Kong Economic Times 18/1/2002